Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

November 23, 2015

VIA EDGAR

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc. Amendment No. 5 to Registration Statement on Form S-11 Filed September 29, 2015 File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides the Company’s responses to the comments received on October 16, 2015 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to Amendment No. 5 to the Registration Statement filed on September 29, 2015. Amendment No. 6 reflects revisions to the Registration Statement in response to the Staff’s comments.

General

1.                  Please revise your filing to disclose how you determined the Jacksonville 140 Homes and the Houston 100 Homes acquisitions are probable. This revision should be consistent with the information you provided in your response to us.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

November 23, 2015

_____________________

Response: The minimum offering has been raised to $15,007,500. The Company believes that the net proceeds of the minimum offering plus its cash on hand will be sufficient to fund the $15,061,201 purchase price of the Houston 100 portfolio and the remaining 95 homes in the Jacksonville 140 portfolio. In that regard, while the Company has reserved the right to pay commissions on the sale of the shares, it has no present expectation of doing so. Also, the Company has already paid approximately $554,990 of the estimated $660,000 of offering expenses. Consequently, the Company expects that it will realize net proceeds in excess of $14.5 million from the minimum offering. As of this date, the Company has approximately $2.3 million of cash on hand, substantially all of which is expected to be available to fund the purchase of the two portfolios. Should it be necessary, the Company is highly confident it will be able to borrow any needed funds to complete the purchase of the Houston 100 portfolio and the remaining 95 homes in the Jacksonville 140 portfolio by using those homes as collateral. Based on the foregoing, the Company believes its acquisition of the two portfolios is probable.

2.                  We note your disclosure on the cover that the price to the public is $5.75 and the closing sales price, as of September 21, 2015, on the OTC Markets Group was $8.98. You state on page 45 that the offering price to the public has been determined unilaterally by you and may bear no relationship to the price at which the common stock will trade upon completion of the offering. In addition, you state on page 46 that purchasers of your common stock in the minimum offering will incur immediate dilution of approximately $2.82 per share. Please revise to provide disclosure pursuant to Item 505 of Regulation S-K or advise.

Response: Appropriate disclosure has been provided in the first risk factor on page 46.

Prospectus Summary, page 1

3.                  We note that immediately prior to the completion of the minimum offering, your controlling shareholders, the King Apex Group entities, which own an aggregate of 83.8% of your outstanding common stock, intend to distribute to their shareholders the shares of your common stock held by such entities. Please provide us with your analysis as to whether the spin-off is required to be registered under the Securities Act. Among other factors, please address whether there is a valid business purpose for the spin-off.

Refer to the Division’s Staff Legal Bulletin No. 4 (September 16, 1997) for guidance.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

November 23, 2015

_____________________

Response: Please be advised that the King Apex Group funds have determined not to distribute their shares of Company common stock. The Amendment has been revised to delete all disclosure of the proposed distribution.

4.                  We note that there is no commitment on the part of anyone to purchase any of the shares. Please revise, here and in the plan of distribution, to disclose whether your officers, directors, or affiliates may purchase shares in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response: Appropriate disclosure has been provided in note (1) on page 13 and the first paragraph on page 169.

Capitalization, page 54

5.                  Please revise your capitalization table for consistency with your Pro Forma information. Further, please revise to clarify that you may not be able to acquire the Jacksonville 140 Homes or the Houston 100 Homes, as you have disclosed elsewhere in your filing.

Response: The requested revision has been made. Please see page 55.

Plan of Distribution, page 167

6.                  We note your disclosure that the shares will be offered by your executive officers. Please name the officers who will offer the securities and disclose how each officer meets the requirements of the safe harbor provisions set out in Rule 3a4-1 of the Exchange Act of 1934.

Response: The offers and sales will be made by the Company’s Chief Executive Officer, Chad Carpenter, and Chief Financial Officer, Thad Meyer. We have disclosed the names of the officers who will be conducting the offers and sales on page 169. Please be advised that the Company considers Mr. Carpenter and Mr. Meyer are eligible under Rule 3a4-1 because:

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

November 23, 2015

_____________________

•	neither individual (i) is subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Securities Exchange Act of 1934, (ii) will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the sale of the offered shares; or (iii) is an associated person of a broker or dealer; and
•	both individuals meet the requirements of subpart (a)(4)(ii) of Rule 3a4-1 under the Exchange Act.

7.                  We note that you reserve the right to engage FINRA members or foreign broker-dealers. Please consider filing the form of the agreement with broker-dealers that you intend to use as an exhibit and describe all of the material terms of the agreement in this section.

Response: Appropriate disclosure has been provided in the second paragraph on page 169. The Company has not filed as an exhibit a form of selling agent agreement. Those forms are typically provided by the selling broker and, in any event, are not typically material as they are non-exclusive, do not provide for material obligations on the part of either party and are subject to termination by other party on short notice.

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.

PKF Certified Public Accountants, A Professional Corporation

Squar Milner LLP

Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501